February 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Thomas Jones

Re:	Fusion Acquisition Corp. II

Registration Statement on Form S-1

Filed January 20, 2021

File No. 333-252265

Dear Mr. Thomoas:

On behalf of our client, Fusion Acquisition Corp. II (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 11, 2021, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on January 20, 2021 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed January 20, 2021

General

1.	Please disclose the basis for the disclosure on page 77 that the company does not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response: The Company has revised the disclosure on pages 7, 78 and 101 of Amendment No. 1 in response to the Commission's comment.

* * *

United States Securities and Exchange Commission

February 16, 2021

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	John James, Fusion Acquisition Corp. II

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